April 21, 2008

Via Edgar and Fax 202-772-9220

United States Securities and Exchange Commission
Washington, D.C. 20549, Mail Stop 7010

Attention: Nasreen Mohammed

Dear Ms. Mohammed;

Re:            Rubicon Minerals Corporation, File No. 1-32292 - Supplement to our letter of March 21, 2008

In our letter of March 21, 2008, we indicated that we would provide spreadsheets in response to your question 1f., in your letter of February 21, 2008.  These spreadsheets have now been reformatted in a format that we hope will be clearer than the original versions.  We are forwarding these spreadsheets to you by courier today.

The documents sent include the following:

1.	Original of this letter.
2.	Appendix A: A 4 page table summarizing the accounting for the plan of arrangement options and warrants by instrument and by holder category.
3.	A 3 page reconciliation of Canadian GAAP financial statement amounts and US GAAP financial statement amounts with cell cross references to accounting summary sheets A and B.
4.	Accounting summary sheets A & B on legal paper.
5.	Accounting summary sheets A & B, plotted with additional cell cross reference columns, cross referenced to sheets C & D, the detailed individual instrument amounts.
6.	Plotted detail of individual option amounts - sheet C.
7.	Plotted detail of individual warrant amounts – sheet D.

Item 2 lists the items on the financial statements that contain plan of arrangement options and warrants numbers, showing amounts included in the financial statement totals.  Amounts included are cross referenced to cells on sheets A & B.

Sheets A & B summarize by category and instrument type the detail amounts for each individual instrument that are found on sheets C and D.  The second plotted version shows the cell references to sheets C & D.

On the plotted detail sheets – C and D, subtotal rows have been highlighted in light-blue. Subtotals that have been carried forward to the summary sheets have been highlighted in yellow.

Please let us know if you need further information.

Yours truly,

Rubicon Minerals Corporation

“Robert Lewis”

Robert Lewis
CFO
Rubicon Minerals Corporation
Suite 1540 – 800 W. Pender St., Vancouver, BC  Canada  V6C 2V6     Tel: 604.623.3333  Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com     Web site: www.rubiconminerals.com
RMX.TSX